UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39461

NANO-X IMAGING LTD

NANO-X IMAGING LTD
Communications Center
Neve Ilan, Israel 9085000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

As previously disclosed, on July 23, 2023, NANO-X IMAGING LTD (the “Company” or “Nanox”) entered into a securities purchase agreement (the “Purchase Agreement”) with a single institutional investor (the “Purchaser”) for the purchase and sale of 2,142,858 of the Company’s ordinary shares, par value NIS 0.01 per share (the “ordinary shares”), together with warrants to purchase up to 2,142,858 ordinary shares at a combined purchase price of $14.00 per share (the “warrants,” and together with the ordinary shares, the “securities”), in a registered direct offering. The warrants have an exercise price of $19.00 per share, are exercisable immediately upon issuance and will expire five years from issuance. The warrants are exercisable for cash only so long as the Company has an effective registration statement covering the issuance of shares upon the exercise of the warrants. Closing of the offering occurred on July 26, 2023.

In addition, on July 23, 2023, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (the “Placement Agent”), relating to the offering. A.G.P./Alliance Global Partners acted as the sole placement agent for the offering.

The net proceeds from the offering are expected to be approximately $28.2 million, excluding any proceeds that may be received upon the exercise of the warrants, after deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general working capital purposes, further development of the Nanox.ARC, the Nanox.CLOUD and other products, and the manufacture and commercial deployment of the Nanox System.

In the Purchase Agreement and the Placement Agency Agreement, the Company agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents or file any registration statement or amendment or supplement thereto other than the prospectus supplement relating to the offering or a registration statement on Form S-8 in connection with any employee benefit plan for 30 days after the closing date of the offering, subject to certain exceptions; provided that such standstill will cease to be in effect if the closing price of the ordinary shares is greater than or equal to $17.00 per share.

Under the warrants, the Company may not effect the exercise of any warrant, and a holder will not be entitled to exercise any portion of a warrant, which, upon giving effect to such exercise, would cause the aggregate number of the Company’s ordinary shares beneficially owned by the holder (together with its affiliates) to exceed 4.99% (or, at the election of the holder, 9.99%) of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

The Company paid the Placement Agent as compensation a cash fee equal to 5.5% of the gross proceeds of the offering, plus reimbursement of certain legal fees.

Each of the Placement Agency Agreement and the Purchase Agreement contains customary representations, warranties and agreements by the Company and customary conditions to closing, indemnification rights and obligations of the parties. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The offering was made pursuant to a “shelf” registration statement on Form F-3ASR (File No. 333-271688) that was filed by Nanox with the U.S. Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), on May 5, 2023, and automatically became effective upon filing, as amended by the Post-Effective Amendment No. 1 thereto, filed with the SEC on July 26, 2023.

The foregoing description of the material terms of the Placement Agency Agreement, the Purchase Agreement and the warrants is not complete and is qualified in its entirety by reference to the full text of the Placement Agency Agreement, the form of Purchase Agreement and the form of Warrant, copies of which are furnished as Exhibits 4.1, 4.2 and 4.3, respectively, to this report on Form 6-K and are incorporated herein by reference. The Company is also furnishing the opinions of its counsel, Fischer (FBC & Co.) and Mayer Brown LLP, as Exhibits 5.1 and 5.2 hereto.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-271688), as amended, and the Registration Statement on Form S-8 (File No. 333-248322).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
	Name:	Ran Daniel
	Title:	Chief Financial Officer

Date: July 26, 2023

EXHIBIT INDEX

Exhibit No.	Exhibit
4.1	Placement Agency Agreement, dated July 23, 2023, between NANO-X IMAGING LTD and A.G.P./Alliance Global Partners.

4.2	Form of Securities Purchase Agreement, dated July 23, 2023, between NANO-X IMAGING LTD and the purchasers identified therein.

4.3	Form of warrant.

5.1	Opinion of Fischer (FBC & Co.).

5.2	Opinion of Mayer Brown LLP.

23.1	Consent of Fischer (FBC & Co.) (included in Exhibit 5.1).

23.2	Consent of Mayer Brown LLP (included in Exhibit 5.2).

3